FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated October 13, 2008, regarding conversations Banco Santander, S.A. is currently having in connection with the possible acquisition of Sovereign Bank by Banco Santander

2	Other notification regarding the decision by Banco Santander, S.A. to inject capital into its UK subsidiary, Abbey National plc

3
Material Fact, dated October 13, 2008, announcing that the 140,950,944 shares of Banco Santander issued on 10 October 2008 in connection with the acquisition of Alliance & Leicester plc have been admitted to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges

Item 1
MATERIAL FACT
In view of the recent press speculation in connection with the acquisition of Sovereign Bank by Banco Santander, S.A. (the “Bank”), the Bank confirms that it holds conversations regarding such acquisition. It is not possible currently to know whether such conversations will lead to an agreement or not.
Boadilla del Monte (Madrid), October 13, 2008

Item 2
Banco Santander injects capital into Abbey to further strengthen UK subsidiary
On Sunday 12th October, the Executive Committee of Banco Santander S.A. (“Santander”) agreed to inject capital into its UK subsidiary, Abbey National plc (“Abbey”), fulfilling its agreed commitment to the UK government’s banking support scheme announced on Wednesday 8th October.
Before the impact of the capital injection, the company estimates that the combined UK subsidiaries (Abbey and Alliance & Leicester plc) would have a Tier 1 ratio of c.8% at the end of 2008. The amount of capital to be invested is £1billion, in line with the commitment made at the time of the acquisition of Alliance & Leicester plc that completed on Friday 10th October. The capital injection will improve the capital ratios by c.1.25%, and will be in place Monday 13th October.
As previously announced, Santander does not intend to use the UK government’s recapitalisation initiative with government funds, but strongly supports efforts to stabilise the operation of financial markets as shown by providing c. £1 billion of funding, at maturities between 3 and 6 months, to other UK banks last week.
- ENDS -
Media Enquiries:

Matt Young, Abbey Media Relations	Tel: 020 7756 4190
Anthony Frost, Abbey Media Relations	Tel: 020 7756 5632
Bruce Rush, Abbey Investor Relations	Tel: 020 7756 4275

Item 3
MATERIAL FACT
Banco Santander, S.A. (“Banco Santander”) announces that the 140,950,944 shares of Banco Santander issued on 10 October 2008 in connection with the acquisition of Alliance & Leicester plc (the “New Shares”) have been admitted to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Stock Interconnection System (Mercado Continuo). The New Shares may be therefore traded on the Mercado Continuo from the opening of the market on 14 October 2008.
Boadilla del Monte (Madrid), 13 October 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 14, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President